Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 18, 2013, with respect to the consolidated balance sheets of Dex One Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), cash flows and changes in shareholder’s equity (deficit) for  the years ended December 31, 2012 and 2011 (Successor), eleven-month period ended December 31, 2010 (Successor), and one-month period ended January 31, 2010 (Predecessor), and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

July 12, 2013